Exhibit 1

TRANSACTIONS

The following table sets forth all transactions effected in the last sixty days by or on behalf of the Reporting Person in relation to the shares of Common Stock. The below transactions were effected in the open market.

Trade Date	Number of Shares Sold	Weighted Average Price per Share	Price Range
01/09/2026	12,627	$40.5501	$40.25-$40.755